Exhibit 99.5

British Columbia Securities Commission Corporate Finance SEDAR Electronic Correspondence	P.O. Box 10142, Pacific Centre 701 West Georgia Street Vancouver BC V7Y 1L2 Canada Telephone: (604) 899-6500 Fax: (604) 899-6581 (BC and Alberta only) 1-800-373-6393

RECEIPT

Keegan Resources Inc.

This is the receipt of the British Columbia Securities Commission for the Preliminary Short Form Prospectus of the above Issuer dated November 23, 2009 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta. A receipt for the preliminary prospectus is deemed to be issued by the regulator in this jurisdiction, if the conditions of the Instrument have been satisfied.

November 23, 2009

Michael L. Moretto
Michael L. Moretto, CA
Manager, Corporate Finance
SEDAR Project Number 1503257

Michael L. Moretto

Michael L. Moretto, CA
Manager, Corporate Finance

SEDAR Project Number 1503257